Caledonia and Mitsubishi Corporation Sign Agreement on the Rooipoort & Mapochsgronde Platinum Projects in South Africa

Toronto, Ontario – June 30, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the signing of an agreement with Mitsubishi Corporation (“MC”) on the Rooipoort & Mapochsgronde (“Mapochs”) platinum exploration projects in South Africa. The agreement is subject to certain conditions being satisfied within three months from the signature date. Caledonia is confident that these conditions will be satisfied.

Under the terms of the Agreement, MC can earn an equity interest of up to 50% in each of the Rooipoort and Mapochs projects by spending up to C$40 million over a six year period on exploration (provided that the exploration results so warrant), or upon the completion of a Bankable Feasibility Study on a project, whichever occurs first.  Caledonia will be the exploration operator.

Commenting on the transaction, Stefan Hayden, President and CEO of Caledonia, said “I am delighted to be partnering with MC on the Rooipoort and Mapochs platinum projects.  The injection of up to C$40 million into these exciting exploration projects will enable us to aggressively explore and assess the full potential of these projects through to Bankable Feasibility Study stage.  Subject to the completion of a number of mutually agreed conditions, we will immediately commence drilling, with the aim of upgrading and expanding the Rooipoort NI 43-101 resource.”

The Rooipoort platinum and nickel project is located approximately 10 kilometers south of Mokopane at the southern end of the Northern Limb of the Bushveld Complex, in the Limpopo Province of South Africa.  Three separate outcropping reefs of platiniferous mineralization have been located by diamond drilling in the area.  Exploration to date has resulted in the definition of an inferred resource on one of the reefs compliant with the requirements of NI 43-101 and is published on Caledonia’s website.

The Mapochs platinum project is located in the Mpumalanga Province of South Africa and, in addition to being underlain by both Merensky and UG2 reefs at depth, offers the potential of near surface platinum mineralization.

New Order Prospecting Rights have been granted on these projects.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881